Exhibit 3-a

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF

SEAWAY VALLEY CAPITAL CORPORATION

Seaway Valley Capital Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST:  That by written consent dated January 26, 2009, the Board of Directors of the Corporation duly adopted a resolution setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders.  The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

By added to Article FOURTH Part (E), which shall be and read as follows:

              (E) On April 30, 2009 at 6:00 p.m. Eastern Standard Time (the “Effective Time”) a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each one thousand (1,000) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

1.      Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancellation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

2.      From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

3.      The Corporation will not issue fractional shares.  Shareholders will receive cash at a rate of Ten Cents ($0.10) per share in lieu of any fraction of a share of the New Common Stock that such shareholders would otherwise have received.

/s/ Thomas W. Scozzafava
Thomas W. Scozzafava
Chairman of the Board